UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 28, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

www.sibanyestillwater.com

MEDIA RELEASE
Sibanye-Stillwater Shareholders approve Ordinary Resolution in connection with the Increased
Offer for Lonmin
Johannesburg, 28 May 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) refers to the circular
(“Circular”) posted to Sibanye-Stillwater shareholders (“Shareholders”) on 25 April 2019, containing, amongst other things, an ordinary resolution regarding the issuance and allotment of new Sibanye-Stillwater ordinary shares as the consideration payable by Sibanye-Stillwater in connection with the all-
share offer for Sibanye-Stillwater to acquire the entire issued share capital of Lonmin plc (“Lonmin)
(“Ordinary Resolution”), a notice convening the general meeting in connection with the Ordinary
Resolution (the “General Meeting”) and the related form of proxy. All capitalised terms contained in this announcement have the same meaning ascribed to them in the Circular, unless otherwise defined.

Sibanye-Stillwater is pleased to announce that the Ordinary Resolution was passed by the requisite majority of votes at the General Meeting held at the Sibanye-Stillwater Academy at 8:30 am (South African
standard time) this morning.
The number of shares voted in person or by proxy was 2,080,370,167 representing 87% of Sibanye-Stillwater’s
2,379,607,141 total ordinary shares in issue.
The Ordinary Resolution proposed at the General Meeting and the percentage of Sibanye-Stillwater
Shares voted for and against, as well as the shares abstained, are set out below:
Resolution
% of votes
for the
resolution
(1)
% of votes
against the
resolution
(1)
Number of
shares voted
% of
shares
voted
(2)
% of shares
abstained
(2)
Ordinary Resolution –
Granting of authority for
the allotment and
issuance of Sibanye-
Stillwater Shares to settle
the consideration
payable by Sibanye-
Stillwater for the
acquisition of Lonmin
99.65
0.35
2,079,452,804
87.39
0.04
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital being 2,379,607,141 shares as at the date of this announcement.
In addition, Sibanye-Stillwater notes that the requisite approvals of Lonmin Shareholders in connection with the Scheme and the acquisition of Lonmin will be sought at the Court Meeting and the General
Meeting (each as defined in the Lonmin Scheme Document which is available, subject to certain restrictions relating to persons in certain Restricted Jurisdictions (as defined in the Lonmin Scheme
Document), on Sibanye-Stillwater’s website at
https://www.sibanyestillwater.com/investors/transactions/lonmin) being held later today in London at
11.30 a.m. (London time) and 11.45 a.m. (London time), respectively.
Completion of the acquisition of Lonmin and the Scheme remains subject to the satisfaction or (where applicable) waiver of the outstanding Conditions set out in the Lonmin Scheme Document. Such
Conditions include, amongst others, the relevant approvals of Lonmin Shareholders and the approval of the Scheme by the Court. Subject to the satisfaction or waiver (as applicable) of such Conditions, the
Scheme is expected to become effective after 6.00 p.m. (London time) on 7 June 2019.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Additional Information
This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities (“Securities”), or the solicitation of any vote or approval in any jurisdiction, pursuant to the Increased Offer or otherwise nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. There can be no assurance that the
Increased Offer will proceed in a timely manner or at all. This announcement does not constitute a prospectus or prospectus equivalent document.

The Securities referred to in this announcement have not been and will not be registered under the US
Securities Act of 1933 (the “US Securities Act”) or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the Securities may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US
Securities Act or an exemption therefrom. The Securities are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10)
thereof.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in South Africa or the United Kingdom or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the securities law of any such jurisdiction.

www.sibanyestillwater.com
No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for
Sibanye-Stillwater or Lonmin, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Sibanye-Stillwater or Lonmin, as appropriate.

The Increased Offer will be made solely pursuant to the terms of the Scheme Document (or, if applicable, the Takeover Offer Document), which contains (or, if applicable, will contain) the full terms and conditions of the Increased Offer, including details of how to vote in respect of the Increased Offer. Any decision in respect of, or other response to, the Increased Offer should be made only on the basis of the information contained in the Scheme Document (or, if applicable, the Takeover Offer Document).

The statements contained in this announcement are not to be construed as legal, business, financial or tax advice. If you are in any doubt about the contents of this announcement, you should consult your own legal, business, financial or tax adviser for legal, business, financial or tax advice.

Overseas shareholders
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in South Africa or United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws of any such jurisdiction.
Unless otherwise determined by Sibanye-Stillwater or required by the Code, and permitted by applicable law and regulation, the Increased Offer will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction (as defined in the Scheme Document) where to do so would violate the laws in that jurisdiction and no person may vote in favour of the offer by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the
Increased Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Increased Offer
(including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Increased Offer to Lonmin Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

www.sibanyestillwater.com
The New Sibanye-Stillwater Shares (as defined in the Lonmin Scheme Document) may not be offered, sold or delivered, directly or indirectly, in, into or from any Restricted Jurisdiction or to, or for the account or benefit of, any Lonmin Shareholder in a Restricted Jurisdiction except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.

Disclosure requirements of the Code
Under Rule 8.3(a) of the Takeover Code (the “Code”), any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An
Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing
Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i)
the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing
Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position
Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover
Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified.

www.sibanyestillwater.com
If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing
Disclosure, you should contact the Takeover Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.
Publication on website

A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in restricted jurisdictions, at Sibanye-Stillwater’s and Lonmin’s websites on
https://www.sibanyestillwater.com/investors/transactions/lonmin and
www.lonmin.com/investors/sibanye-stillwater-offer by no later than 12 noon (London time) on the business day following the date of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and does not form part of this announcement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 28, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer